UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934



                                NTL Incorporated
              -----------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share

              ----------------------------------------------------
                         (Title of Class of Securities)


                            629407107 (Common Stock)
         --------------------------------------------------------------
                                 (CUSIP Number)

France Telecom S.A.                        Compagnie Generale des Communications
Jean-Louis Vinciguerra                     (COGECOM) S.A.
Senior Executive Vice President            Pierre Hilaire
6 place d'Alleray                          Chairman of the Board of Directors
75505 Paris Cedex 15                       6 place d'Alleray
France                                     75505 Paris Cedex 15
(33-1) 44-44-01-59                         France
                                          (33-1) 44-44-18-62

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                    Copy to:
                               Alfred J. Ross, Jr.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000


                                February 17, 2000
         --------------------------------------------------------------
            (Date of Event which requires Filing of this Statement)

--------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                     1 of 8

CUSIP No. 629407107
--------------------------------------------------------------------------------
1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          France Telecom S.A.
          IRS Identification Number: N/A
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

                                                      (a)      |_|
                                                      (b)      |_|
--------------------------------------------------------------------------------
3.        SEC Use Only
--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          WC
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)     |_|
--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          France
--------------------------------------------------------------------------------
7.                         Sole Voting Power                       0
    Number of Shares       -----------------------------------------------------
8.  Beneficially           Shared Voting Power            20,148,341
    Owned by Each          -----------------------------------------------------
9.  Reporting Person       Sole Dispositive Power                  0
    With                   -----------------------------------------------------
10.                        Shared Dispositive Power       20,148,341
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          20,148,341 shares of Common Stock
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)     |_|
--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          13.16% of the aggregate number of all outstanding shares of Common
          Stock
--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------


                                     2 of 8

CUSIP No. 629407107
--------------------------------------------------------------------------------
1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Compagnie Generale des Communications (COGECOM) S.A.
          IRS Identification Number: N/A
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

                                                      (a)      |_|
                                                      (b)      |_|
--------------------------------------------------------------------------------
3.        SEC Use Only
--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          WC
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)     |_|
--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          France
--------------------------------------------------------------------------------
7.                         Sole Voting Power                       0
    Number of Shares       -----------------------------------------------------
8.  Beneficially           Shared Voting Power            20,148,341
    Owned by Each          -----------------------------------------------------
9.  Reporting Person       Sole Dispositive Power                  0
    With                   -----------------------------------------------------
10.                        Shared Dispositive Power       20,148,341
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          20,148,341 shares of Common Stock
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)     |_|
--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          13.16% of the aggregate number of all outstanding shares of Common
          Stock
--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------



                                     3 of 8

              This Amendment No. 3 (the "Amendment") amends and supplements the joint statement on Schedule 13D filed on August 25, 1999, and previously amended and supplemented by Amendment No. 1 on October 26, 1999, and Amendment No.2 on January 31, 2000 (as amended and supplemented, the "Schedule 13D"), of France Telecom, a societe anonyme organized under the laws of France ("FT") and Compagnie Generale des Communications (COGECOM), a societe anonyme organized under the laws of France and a wholly owned subsidiary of FT ("COGECOM"), with respect to the common stock, par value $0.01 per share (the "Common Stock"), of NTL Incorporated, a Delaware corporation with its principal executive offices at 110 East 59th Street, New York, NY 10022 (the "Issuer"). All capitalized terms used in this Amendment that are not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

              FT and COGECOM are filing this Amendment in respect of FT entering into (i) a Purchase Agreement (the "Preferred Stock Purchase Agreement"), dated as of February 17, 2000, by and among Banque Nationale de Paris, Credit Agricole Indosuez, Deutsche Bank AG Paris Branch and Westdeutsche Landesbank Girozentrale Paris Branch (collectively the "Banks"), FT and the Issuer; and (ii) a Put and Call Option Agreement (the "Option Agreement"), dated as of February 17, 2000, among the Banks and FT.

Item 1.       Security and Issuer

              No change.

Item 2.       Identity and Background

              No change

Item 3.       Source and Amount of Funds or Other Consideration

              Item 3 is hereby amended by incorporating by reference in their entirety the paragraphs set forth in item 4 below.

Item 4.       Purpose of Transaction

              Item 4 is hereby amended by adding the following paragraphs:

              The Banks, FT and the Issuer entered into the Preferred Stock Purchase Agreement pursuant to which the Banks and FT agreed to purchase from the Issuer 1,850,000 shares of 5% Cumulative Preferred Stock, Series A ("Series A 5% Cumulative Preferred Stock"), for aggregate consideration of $1,850,000,000. FT is obligated under the Preferred Stock Purchase Agreement to purchase 750,000 shares of Series A 5% Cumulative Preferred Stock. The issuance of the Series A 5% Cumulative Preferred Stock is conditional, among other things, upon completion of the Issuer's acquisition from Cablecom Holding AG, a company organized under the laws of Switzerland, of certain assets. FT has the right to assign



                                     4 of 8
its obligation to purchase 750,000 shares of Series A 5% Cumulative Preferred Stock under the Preferred Stock Purchase Agreement to one or more financial institutions (the "Financial Institutions"), it being contemplated that such Financial Institutions will become parties to the Option Agreement. A copy of the Preferred Stock Purchase Agreement is attached hereto as Exhibit 10.6 and incorporated by reference herein. A copy of the Certificate of Designation of the Series A 5% Cumulative Preferred Stock is attached hereto as Exhibit 10.7 and incorporated by reference herein.

              The Banks and FT have also entered into the Option Agreement pursuant to which FT has the option of requiring the Banks and the Financial Institutions, if any, to sell to FT the shares of Series A 5% Cumulative Preferred Stock acquired by the Banks and the Financial Institutions, if any, pursuant to the Preferred Stock Purchase Agreement (the "Bank Shares") and the Banks have the option of requiring FT to purchase from the Banks and the Financial Institutions, if any, the Bank Shares after two years from issuance of Series A 5% Cumulative Preferred Stock. The Banks and the Financial Institutions, if any, also have the right to require FT to purchase the Bank Shares upon the occurrence of certain events of default. A copy of the Option Agreement is attached hereto as Exhibit 10.8 and incorporated by reference herein.

              The Series A 5% Cumulative Preferred Stock, once issued, will have voting rights only in certain limited circumstances and will be mandatorily redeemable in cash after two years from issue at the option of the holders. In addition, the holders of the Series A 5% Cumulative Preferred Stock (other than holders which are commercial banks) would after an interim period be able to elect to exchange such Series A 5% Cumulative Preferred Stock, subject to certain conditions being satisfied, for up to a 50% interest in a new subsidiary of NTL ("Eurotel") which is yet to be established and which will own certain or all of the Issuer's then existing broadband communications, broadcast and cable television interests in Continental Europe outside of France. The Issuer and FT have agreed that if FT becomes a holder of the Series A 5% Cumulative Preferred Stock and exercises the right to exchange such Series A 5% Cumulative Preferred Stock for shares of Eurotel representing at least 49% interest in Eurotel, the Issuer and FT will enter into a shareholders' agreement that will provide FT with certain governance rights with respect to Eurotel. Should all of the Series A 5% Cumulative Preferred Stock not be exchanged for shares of Eurotel, any remaining shares that shall not have been exchanged may either be redeemed for cash by NTL at NTL's option or, after a period of six months following the consummation of the exchange, be convertible into Common Stock.

Item 5.       Interest in Securities of the Issuer

              Item 5 is hereby amended and restated as follows:

              (a) On February 3, 2000, the Issuer effected a second five-for-four stock split through a stock dividend (the "Second Stock Split"). The number of shares reflected herein is adjusted for the Second Stock Split. After giving effect to the Second Stock Split and based on



                                     5 of 8

141,451,700 shares of Common Stock outstanding as of February 16, 2000, a figure provided to FT and GOGECOM by the Issuer, FT and COGECOM on the date hereof were the beneficial owners of 20,148,341 shares of Common Stock (assuming conversion of the Series A Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock and the 5 3/4% Convertible Notes), which represents approximately 13.16% of the Common Stock outstanding.

Item 6. Contracts, Arrangements, Understanding of Relationships with Respect to Securities of the Issuer

              Item 6 is hereby amended by incorporating by reference in their entirety the paragraphs set forth in item 4 above.

Item 7.       Material to be Filed as Exhibits

              Item 7 is hereby amended to include the following exhibits, attached hereto:

Exhibit 10.6

              Preferred Stock Purchase Agreement, dated February 17, 2000, by and among the Banks, FT and the Issuer.

Exhibit 10.7

              Form of Certificate of Designation of the Voting Powers, Designation, Preferences and Relative, Participating, Optional or other Special Rights and Qualifications, Limitations and Restrictions of the 5% Cumulative Participating Convertible Preferred Stock, Series A of the Issuer.

Exhibit 10.8

              Put and Call Option Agreement, dated February 17, 2000, among the Banks and FT.






                                     6 of 8

              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 22, 2000

                                         France Telecom S.A.

                                         By:  /s/ Jean-Louis Vinciguerra
                                            ------------------------------------
                                            Name:  Jean-Louis Vinciguerra
                                            Title: Senior Executive Vice
                                                   President



                                     7 of 8

              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2000

                                         Compagnie Generale des Communications
                                         (COGECOM) S.A.

                                         By: /s/ Pierre Hilaire
                                            ------------------------------------
                                            Name:  Pierre Hilaire
                                            Title: Chairman of the Board of
                                                   Directors



                                     8 of 8